September 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Boardwalk Pipeline Partners, LP

Boardwalk Pipelines, LP

Registration Statement on Form S-3, as amended

File Nos. 333-274067 and 333-274067-01

Ladies and Gentlemen:

On behalf of Boardwalk Pipeline Partners, LP and Boardwalk Pipelines, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended, be accelerated to 12:00 p.m., Washington, D.C. time, on September 15, 2023, or as soon as practicable thereafter.

Please call E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter. Thank you for your assistance with this matter.

(Signature Page Follows)

Securities and Exchange Commission

September 13, 2023

Very truly yours,

BOARDWALK PIPELINE PARTNERS, LP

By:	BOARDWALK GP, LP,
its general partner

By:	BOARDWALK GP, LLC,
its general partner

By:	/s/ Steven A. Barkauskas
Steven A. Barkauskas
Senior Vice President, Chief Financial and
Information Officer

BOARDWALK PIPELINES, LP

By:	BOARDWALK OPERATING GP, LP,
its general partner

By:	BOARDWALK PIPELINE PARTNERS, LP,
its managing member

By:	BOARDWALK GP, LP,
its general partner

By:	BOARDWALK GP, LLC,
its general partner

By:	/s/ Steven A. Barkauskas
Steven A. Barkauskas
Senior Vice President, Chief Financial and
Information Officer

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.